

July 16, 2021

Christopher Lustrino
Chief Executive Officer
KingsCrowd, Inc.
855 Boylston Street
Suite 1000
Boston, MA 02116

      Re: KingsCrowd, Inc.
          Amendment No. 2 to
          Offering Statement on Form 1-A
          Filed July 2, 2021
          File No. 024-11497

Dear Mr. Lustrino:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed July 2, 2021

Dilution, page 27

1.   We note your response to comment 4 and revised table on page 28 showing the reconciliation to your $291,200 NTBV as of December 31, 2020. However, we also note that it appears you are adding $462,357 of intangible assets to your total assets of $1,044,386 in order to arrive at total tangible assets of $1,506,743, rather than subtracting as stated in the description. Please revise or clarify accordingly.

General

2.   Please revise to disclose all information related to the conversion of the convertible promissory notes for which you currently have place holders. In doing so, assume such conversion has already occurred on a recent practicable date and explain that such disclosure is being provided for illustrative purposes. We note you intend to revise this disclosure with updated information after qualification of the offering statement.

     You may contact Robert Klein at 202-551-3847 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance